                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                                  SEC File Number 0-25612
                                                                  ------------

(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION


                              StarBase Corporation
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Full Name of Registrant


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Former Name if Applicable

                        18872 MacArthur Blvd., Ste. 300
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Address of Principal Executive Office (Street and Number)

                               Irvine, CA  92612
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                                SEC 1344 (11/91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                              Doug Norman                      (949)              442-4400
                 ---------------------------------------    -----------      ------------------
                                 (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date        06/30/98                     By  Douglas S. Norman
     ---------------------------             ----------------------------------
                                             Director of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
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           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                              FORM 12b-25 PART III


Our independent accountants have advised us that they need additional time to complete their audit for the year ended March 31, 1998 and that they expect to complete their audit within the 15 day extension period.


                               FORM 12b-25 PART IV

RESTATEMENT OF PRIOR PERIOD RESULTS

As previously announced in a press release dated May 18, 1998, the Company has restated its financial statements for the year ended March 31, 1997 to conform with Topic No. D-60 of the Emerging Issues Task Force, which was issued in 1997. Topic No. D-60 communicates the views of the Securities and Exchange Commission staff that the beneficial conversion feature of convertible preferred stock should be recognized. Recognition is measured at the date of issue of the convertible security as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. For convertible preferred stock, this amount is accounted for as a non-cash dividend, with the same amount credited to additional paid-in capital, allocated over the period from issuance to convertibility. Thus, there is no change to overall shareholders' equity.

In conformance with the provisions of Topic No. D-60, the Company has restated its financial statements by recording non-cash preferred stock dividends attributable to the issuance of Series A, B and C Preferred stock aggregating $1,096,000, $2,763,000, $872,000, $862,000, $882,000 and $134,000 for the
quarters ended June 30, 1996, March 31, 1996, June 30, 1995, March 31, 1995,
December 31, 1994 and September 30, 1994, respectively.

In addition, the Company has restated the results of the first quarter of fiscal 1998 to recognize a non-cash dividend aggregating $1,660,000 as a result of common stock issued in exchange for warrants to acquire shares of the Company's common stock. This dividend represents the excess of the fair value of the Company's common stock on the offer date over the estimated fair value of the warrants exchanged. The estimated fair value of the warrants was determined using the Black-Scholes method. This also did not change overall shareholders' equity.

Also, at the time the Company was formed, it issued 1,418,638 common shares, which are presently held in escrow. The shares may be released from the escrow and delivered to individuals based upon the Company's achieving certain cash flow requirements. If such cash flows are not attained by October 21, 2002 the escrowed shares will be cancelled. Prior to March 1997, the escrowed shares were included in the weighted average number of common shares used to report loss per common share. Subsequently, the Company determined that it was not appropriate to include the escrowed shares in the calculation of loss per common share because such shares are considered contingent shares, and it has not been considered probable that the requirements for release would be met. Additionally, the escrowed shares would have an anti-dilutive effect.

The result of these changes, which did not change reported revenue, is included in the following table:

(In Thousands of dollars, except per share data)

                                                   Net Loss     Weighted   Loss
                                                   Applicable   Average    Per                   Additional
                                        Non-cash   To Common    Common     Common   Accumulated  Paid-In
   1998                      Net Loss   Dividend   Stock        Shares     Share    Deficit      Capital
   ----                      --------   --------   ----------   --------   ------   -----------  ----------
   Quarter ended 12/31/97     (2,124)                (2,124)     14,448     (0.15)    (37,444)     37,472
   Quarter ended 9/30/97      (1,772)                (1,772)     13,629     (0.13)    (35,320)     36,020
   Quarter ended 6/30/97      (1,332)    1,660       (2,992)     12,002     (0.25)    (33,548)     35,057

   1997
   ----
   Year ended 3/31/97         (5,703)    1,096       (6,799)     10,938     (0.62)    (30,556)     33,414
   Quarter ended 12/31/96     (1,268)                (1,268)     13,210     (0.10)    (28,698)     33,270
   Quarter ended 9/30/96      (1,367)                (1,367)     11,296     (0.12)    (27,409)     33,240
   Quarter ended 6/30/96      (1,210)    1,096       (2,306)      8,796     (0.25)    (26,042)     32,603

   1996
   ----
   Year ended 3/31/96         (5,893)    3,635       (9,528)      5,825     (1.64)    (23,736)     23,698
   Quarter ended 12/31/95     (1,047)                (1,047)      6,404     (0.16)    (19,692)     16,765
   Quarter ended 9/30/95      (1,439)                (1,439)      6,308     (0.23)    (18,644)     16,765
   Quarter ended 6/30/95      (2,125)      872       (2,997)      4,174     (0.72)    (17,205)     16,462

   1995
   ----
   Year ended 3/31/95         (7,720)    1,878       (9,598)      3,625     (2.65)    (14,208)     12,799
   Quarter ended 12/31/94     (1,842)      882       (2,724)      3,675     (0.74)    (10,200)     10,675
   Quarter ended 9/30/94      (1,380)      134       (1,514)      3,571     (0.42)     (7,476)      8,555



The following table summarizes data, before the changes (as previously reported):

(In Thousands of dollars, except per share data)

                                                   Net Loss     Weighted   Loss
                                                   Applicable   Average    Per                   Additional
                                        Non-cash   To Common    Common     Common   Accumulated  Paid-In
   1998                      Net Loss   Dividend   Stock        Shares     Share    Deficit      Capital
   ----                      --------   --------   ----------   --------   ------   -----------  ----------
   Quarter ended 12/31/97     (2,124)                (2,124)     14,448     (0.15)    (29,175)     29,203
   Quarter ended 9/30/97      (1,772)                (1,772)     13,629     (0.13)    (27,051)     27,751
   Quarter ended 6/30/97      (1,332)                (1,332)     12,002     (0.11)    (25,279)     26,788

   1997
   ----
   Year ended 3/31/97         (5,703)                (5,703)     10,938     (0.52)    (23,947)     26,805
   Quarter ended 12/31/96     (1,268)                (1,268)     13,210  *  (0.10)    (22,089)     26,661
   Quarter ended 9/30/96      (1,367)                (1,367)     11,296  *  (0.12)    (20,800)     26,631
   Quarter ended 6/30/96      (1,210)                (1,210)      8,796  *  (0.14)    (19,433)     25,994

   1996
   ----
   Year ended 3/31/96         (5,893)                (5,893)      5,825  *  (1.01)    (18,223)     18,185
   Quarter ended 12/31/95     (1,047)                (1,047)      7,823     (0.13)    (16,942)     14,015
   Quarter ended 9/30/95      (1,439)                (1,439)      7,727     (0.19)    (15,894)     14,015
   Quarter ended 6/30/95      (2,125)                (2,125)      5,593     (0.38)    (14,455)     13,712

   1995
   ----
   Year ended 3/31/95         (7,720)                (7,720)      5,044     (1.53)    (12,330)     10,921
   Quarter ended 12/31/94     (1,842)                (1,842)      5,094     (0.36)     (9,184)      9,659
   Quarter ended 9/30/94      (1,380)                (1,380)      4,990     (0.28)     (7,342)      8,421


* As previously reported and restated to exclude the Escrow Shares in Form 10-KSB for the year ended March 31, 1997 and Forms 10-QSB for the year ended March 31, 1998.

June 30, 1998

Mr. Douglas S. Norman
Director of Finance, Chief Accounting Officer
StarBase Corporation
18872 MacArthur Boulevard
Irvine, California  92612

Dear Mr. Norman:

You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated June 30, 1998.

We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of StarBase Corporation on or before the date the Form10-KSB of StarBase Corporation for the year ended March 31, 1998 is required to be filed.

Yours very truly,




Price Waterhouse LLP